SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Twinlab Consolidated Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

David L. Van Andel

3133 Orchard Vista Drive SE

Grand Rapids, MI 49546

Telephone (616) 234-5355

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

September 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David L. Van Andel

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)	(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7)	SOLE VOTING POWER
SHARES		74,913,718
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		74,913,718
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

74,913,718

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.1(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)  Based on 219,505,594 shares outstanding at September 29, 2015.

2

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Little Harbor LLC

47-1196982

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)	(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF	7)	SOLE VOTING POWER
SHARES		33,168,948
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		33,168,948
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,168,948

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)  Based on 219,505,594 shares outstanding at September 29, 2015.

3

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David L. Van Andel Trust u/a dated November 30, 1993

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)	(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF	7)	SOLE VOTING POWER
SHARES		34,791,814
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		34,791,814
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,791,814

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9 (1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)  Based on 219,505,594 shares outstanding at September 29, 2015.

4

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Great Harbor LLC

45-3589968

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)	(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7)	SOLE VOTING POWER
SHARES		6,952,956
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		6,952,956
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,952,956

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2 (1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)  Based on 219,505,594 shares outstanding at September 29, 2015.

5

David L. Van Andel, Little Harbor LLC, the David L. Van Andel Trust u/a dated November 30, 1993 (the “VA Trust”) and Great Harbor LLC hereby amend and supplement the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2014, as amended by Amendment No. 1 filed with the SEC on November 18, 2014 and as further amended by Amendment No. 2 filed with the SEC on June 15, 2015 (the “Statement”) as follows:

This Statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Twinlab Consolidated Holdings, Inc., a Nevada corporation formerly named Mirror Me, Inc. (the “Company”). The Company's principal executive offices are located at 632 Broadway, New York, New York 10012.

“Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following text as the last paragraph thereof:

“On September 10, 2015, the VA Trust exercised the Second Trust Warrant in full, thereby acquiring an aggregate 12,987,012 shares of Common Stock at a price of $0.385 per share.

In connection with the exercise of the Second Trust Warrant, the Company entered into a Put Agreement Related to Exercise of Warrant 2015-17 with the VA Trust, effective September 9, 2015 (the “Put Agreement”). Pursuant to the Put Agreement, the VA Trust was granted the right, upon written notice to the Company, to require the Company (a) to repurchase the shares purchased by the VA Trust pursuant to its exercise of the Second Trust Warrant for $4,999,999.62 to be paid to the VA Trust in form of a five-year interest only promissory note in form and substance as attached as Exhibit A to the Put Agreement, and (b) to issue a new warrant to the VA Trust, in the form attached as Exhibit B to the Put Agreement, allowing the VA Trust, through September 30, 2017 to purchase up to 12,987,012 shares of Common Stock for thirty-eight and a half cents per share (collectively, the “Put Right”). The Put Right granted to the VA Trust arises on October 15, 2015 and expires on the earlier of (a) the Company’s closing of the transaction to purchase the equity interests of Organic Holdings, LLC pursuant to the Unit Purchase Agreement previously referenced in the Current Report on Form 8-K filed by the Company with the SEC on August 19, 2015, (b) the purchase of the Company’s Common Stock by one or more investors, in an aggregate amount of at least $25,000,000, including both the purchase price paid for any Common Stock as well as the exercise price of any contingent warrants issued in connection therewith, assuming full exercise thereof; or (c) March 15, 2016.”

“Item 5.         Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) Van Andel beneficially owns (as defined by Rule 13d-3 under the Act) 74,913,718 shares, or 34.1% of the shares, of Common Stock outstanding as of September 29, 2015. Of such shares, (i) 3,289,474 shares are issuable pursuant to the First Trust Warrant; and (ii) 3,289,474 shares are issuable pursuant to the LH Warrant. LH beneficially owns (as defined by Rule 13d-3 under the Act) 33,168,948 shares, or 15.1% of the shares, of Common Stock outstanding as of September 29, 2015. Of such shares, 3,289,474 are issuable pursuant to the LH Warrant. The VA Trust beneficially owns (as defined by Rule 13d-3 under the Act) 34,791,814 shares, or 15.9% of the shares, of Common Stock outstanding as of September 29, 2015. Of such shares, 3,289,474 shares are issuable pursuant to the First Trust Warrant. GH beneficially owns (as defined by Rule 13d-3 under the Act) 6,952,956 shares, or 3.2% of the shares, of Common Stock outstanding as of September 29, 2015. By virtue of his being the (i) Manager of LH; (ii) Trustee of the VA Trust and (iii) Manager of GH, Van Andel is deemed to beneficially own the shares of Common Stock owned by LH, the VA Trust and GH. Notwithstanding the foregoing, Van Andel disclaims beneficial ownership of the shares of Common Stock held by LH that would exceed his percentage interests in LH.”

6

Item 5(c) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) Except for the transactions described in Item 3 of this Amendment No. 3, none of Van Andel, LH, the VA Trust or GH effected any transaction in the Common Stock during the past sixty days.””

“Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following text as the last paragraph thereof:

“On September 9, 2015, the VA Trust entered into the Put Agreement. See Item 3.”

“Item 7.         Material To Be Filed As Exhibits.

Item 7 of the Statement is hereby amended by adding the following Exhibits thereto:

Exhibit 11	Put Agreement Related to Exercise of Warrant 2015-17, dated as of September 9, 2015, by and among Twinlab Consolidated Holdings, Inc. and the David L. Van Andel Trust under trust agreement dated November 30, 1999 (Incorporated by reference to Exhibit 10.85 to the Company’s Current Report on Form 8-K filed with the SEC on September 15, 2015).”

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2015

/s/ David L. Van Andel
David L. Van Andel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2015

LITTLE HARBOR LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2015

/s/ David L. Van Andel
David L. Van Andel, as Trustee of the David L. Van
Andel Trust u/a dated November 30, 1993

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2015

GREAT HARBOR LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager